Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
hhgregg, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-3/A (No. 333-160421) and on Form S-8 (No. 333-144764) of hhgregg, Inc. of our report dated May 20, 2013, with respect to the consolidated balance sheets of hhgregg, Inc. and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2013 and the effectiveness of internal control over financial reporting as of March 31, 2013, which report appears in the March 31, 2013 annual report on Form 10-K of hhgregg, Inc.
/s/ KPMG LLP
Indianapolis, Indiana
May 20, 2013